FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant's name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Globus Shipping Limited dated July 14, 2023 titled “Globus Maritime Limited Announces Receipt of Nasdaq Notice of Deficiency.”

THIS REPORT ON FORM 6-K AND THE EXHIBIT HERETO IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-240265), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE ON AUGUST 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: July 14, 2023